1875 K Street, N.W. Washington, DC 20006-1238

Tel: 202 303 1000 Fax: 202 303 2000
VIA EDGAR
January 26, 2011
Christian T. Sandoe, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	del Rey Global Investors Funds File Nos. 333-167999 & 811-22434
Dear Mr. Sandoe:
     On behalf of del Rey Global Investors Funds, a Delaware Trust (the “Trust”), and its series, the del Rey Monarch Fund (the “Fund”), attached hereto for filing is Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), which has been marked to show the changes made from the Trust’s Pre-Effective Amendment No. 1 filed on November 24, 2010. Set out below are the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided by you over the telephone on January 25, 2011 to David N. Solander of Willkie Farr & Gallagher LLP, counsel to the Fund, with respect to proposed trustee and officer information. In addition to responding to the comments of the Staff, the disclosure in the Registration Statement has been updated to incorporate new information.
     For your convenience, your comments are numbered below and each comment is followed by our response. To the extent that a comment affected similar disclosure elsewhere in the Registration Statement, we have revised the disclosure accordingly. The Registration Statement also contains certain information that was missing from the previous filing and reflects certain other changes, as marked. Capitalized terms used in this response, and not otherwise defined, have the respective meanings assigned in the Registration Statement.
Trustee and Officer Information
1.	COMMENT: In the first paragraph of the section, beginning “The Board of Trustees...,” it is disclosed that the Chairman of the Board will be an interested person of the Fund and that there will be no lead independent Trustee owing to the relatively small size of the Board. Please disclose a description of why the Board believes that the
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in alliance with Dickson Minto W.S., London and Edinburgh

Christian T. Sandoe, Esq.
January 26, 2011

structure of the Board is the best board structure for the Fund. In particular, please discuss why the Board chose to have an interested Chairman?

RESPONSE: We have revised the disclosure as follows (added the underlined text):
Revised disclosure: “The Board of Trustees of the Fund (the “Board”) consists of four individuals (each a “Trustee”), three of whom are not “interested persons” of the Fund as defined in the Investment Company Act (the “Independent Trustees”). The Board has overall responsibility for the oversight of the Fund. The Chairman of the Board, Gerald W. Wheeler, is an interested person of the Fund. The Trustees may exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the Trustee happens to be independent or a member of management. The Trustees have determined that an interested Chairman is appropriate for the Fund and the Trustees have also determined that there be no lead Independent Trustee of the Board owing to the relatively small size of the Board. The Independent Trustees have concluded that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute at least a majority of the Board. In addition to providing feedback and direction during Board meetings, the Independent Trustees meet regularly, outside the presence of Fund management, in executive session or with other service providers to the Fund and an Independent Trustee chairs all committees of the Board (each, a “Committee”). The Board has two standing Committees: an Audit Committee and a Nominating and Corporate Governance Committee.”
2.	COMMENT: In the last column of the chart for Trustee biographical information, Staff requests that this column include any public directorships/trusteeships held by the Trustees in the past five years. Please disclose any such directorships/trusteeships held in the past five years for each of the Trustees.
RESPONSE: We have made the revised the column accordingly. None of the Trustees has held a public directorship/trusteeship in the past five year.
3.	COMMENT: The first sentence of paragraph 3 of the section, beginning “Day-to-day risk management...,” should include language that the ultimate supervision of the Manager will be provided by the Board.
RESPONSE: We have made the requested change.
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Christian T. Sandoe, Esq.
January 26, 2011

     Please call me at (202) 303-1151 or Maria Gattuso at (212) 728-8294 if you have any questions or further comments regarding our responses to your comments, or our revisions to the Registration Statement.

Sincerely,
/s/ David N. Solander
David N. Solander

cc:	Gerald W. Wheeler, Esq. Barry Barbash, Esq. Maria Gattuso, Esq.
Enclosure